                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*
                                             --


                             BKF CAPITAL GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    057213100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Kurt Butenhoff
                          c/o Bear Stearns & Co. Inc.
                                 245 Park Avenue
                            New York, New York 10167
                        Telephone Number: (212) 272-6849
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 14, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 057213100                     13D             PAGE 2 OF 7 PAGES
          ---------------

     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MANDARIN, INC.

          ----------------------------------------------------------------------

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [X]
          ----------------------------------------------------------------------

     (3)  SEC USE ONLY

          ----------------------------------------------------------------------

     (4)  SOURCE OF FUNDS
          NOT APPLICABLE

          ----------------------------------------------------------------------

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

          ----------------------------------------------------------------------

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          BAHAMAS

          ----------------------------------------------------------------------

                         (7)      SOLE VOTING POWER
                                  0
       NUMBER OF          ------------------------------------------------------
         SHARES          (8)      SHARED VOTING POWER
      BENEFICIALLY                305,000
        OWNED BY          ------------------------------------------------------
          EACH           (9)      SOLE DISPOSITIVE POWER
       REPORTING                  0
         PERSON           ------------------------------------------------------
          WITH            (10)    SHARED DISPOSITIVE POWER
                                  305,000
                          ------------------------------------------------------

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          305,000
          ----------------------------------------------------------------------

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [ ]

          ----------------------------------------------------------------------

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.69%  (SEE ITEM 5.)
          ----------------------------------------------------------------------

     (14) TYPE OF REPORTING PERSON (See Instructions)

          CO
          ----------------------------------------------------------------------

CUSIP NO. 057213100                     13D             PAGE 3 OF 7 PAGES
          ---------------

     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          JOSEPH LEWIS

          ----------------------------------------------------------------------

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [X]
          ----------------------------------------------------------------------

     (3)  SEC USE ONLY

          ----------------------------------------------------------------------

     (4)  SOURCE OF FUNDS
          NOT APPLICABLE

          ----------------------------------------------------------------------

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

          ----------------------------------------------------------------------

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED KINGDOM

          ----------------------------------------------------------------------

                          (7)     SOLE VOTING POWER
                                  0
       NUMBER OF          ------------------------------------------------------
         SHARES           (8)     SHARED VOTING POWER
      BENEFICIALLY                305,000
        OWNED BY          ------------------------------------------------------
          EACH            (9)     SOLE DISPOSITIVE POWER
       REPORTING                  0
         PERSON           ------------------------------------------------------
          WITH            (10)    SHARED DISPOSITIVE POWER
                                  305,000
                          ------------------------------------------------------

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          305,000

          ----------------------------------------------------------------------

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [ ]

          ----------------------------------------------------------------------

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.69%  (SEE ITEM 5.)

          ----------------------------------------------------------------------

     (14) TYPE OF REPORTING PERSON (See Instructions)
          IN

          ----------------------------------------------------------------------

CUSIP NO. 057213100                     13D             PAGE 4 OF 7 PAGES
          ---------------

     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          JANE LEWIS

          ----------------------------------------------------------------------

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [X]
          ----------------------------------------------------------------------

     (3)  SEC USE ONLY

          ----------------------------------------------------------------------

     (4)  SOURCE OF FUNDS
          NOT APPLICABLE

          ----------------------------------------------------------------------

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

          ----------------------------------------------------------------------

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED KINGDOM

          ----------------------------------------------------------------------

                          (7)     SOLE VOTING POWER
                                  0
       NUMBER OF          ------------------------------------------------------
         SHARES           (8)     SHARED VOTING POWER
      BENEFICIALLY                305,000
        OWNED BY          ------------------------------------------------------
          EACH            (9)     SOLE DISPOSITIVE POWER
       REPORTING                  0
         PERSON           ------------------------------------------------------
          WITH            (10)    SHARED DISPOSITIVE POWER
                                  305,000
                          ------------------------------------------------------

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          305,000

          ----------------------------------------------------------------------

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [ ]

          ----------------------------------------------------------------------

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.69%  (SEE ITEM 5.)

          ----------------------------------------------------------------------

     (14) TYPE OF REPORTING PERSON (See Instructions)
          IN

          ----------------------------------------------------------------------


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ITEM 1.           SECURITY AND ISSUER

         (i)      Name of Issuer: BKF Capital Group, Inc. ("BKF")

         (ii) Address of the Principal Executive Offices of BKF: One Rockefeller Plaza, New York, New York 10020

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $1.00 par value per share (the "Common Stock")


ITEM 2.           IDENTITY AND BACKGROUND

         Mandarin, Inc. ("Mandarin") is a corporation organized under the laws of the Bahamas as an investment vehicle. The shareholders and directors of Mandarin are Joseph Lewis and Jane Lewis, who are permanent residents of the Bahamans and citizens of the United Kingdom. The business address of each of Mandarin, Joseph Lewis and Jane Lewis is c/o Cay House, P.O. Box N7776, Lyford Cay, New Providence, Bahamas. The principle business of each of Joseph Lewis and Jane Lewis is private investments and serving as directors of Mandarin.

         During the last five years, neither Mandarin, Joseph Lewis or Jane Lewis has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (c) Mandarin owns 305,000 shares of Common Stock, which constitutes approximately 4.69% of BKF's outstanding shares of Common Stock. Joseph Lewis and Jane Lewis, as the only shareholders of Mandarin, are the beneficial owners of the 305,000 shares of Common Stock. Mandarin, Joseph Lewis and Jane Lewis have shared power to vote and to dispose of the 305,000 shares of Common Stock.

         Set forth below are the number of shares, trading dates and average price per share for all dispositions of Common Stock made by Mandarin within the past 60 days. All dispositions were open market transactions and were effected on the New York Stock Exchange.


                     Number                Trading                Price
                  of Shares                   Date            Per Share
                  ---------                   ----            ---------
                    165,000               12/14/00             $18.0000
                     31,400               12/20/00             $18.0135

         (d)  None.

         (e) On December 20, 2000, Mandarin, Joe Lewis and Jane Lewis ceased to be beneficial owners of more than 5% of the Common Stock.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     December 22, 2000
                                     -----------------------------------
                                              (Date)


                                     MANDARIN, INC.


                                     By:  /s/ Joseph Lewis
                                          ------------------------------
                                     Name:  Joseph Lewis
                                     Title:  Director


                                     /s/ Joseph Lewis
                                     -----------------------------------
                                     Joseph Lewis


                                     /s/ Jane Lewis
                                     -----------------------------------
                                     Jane Lewis


                                  Page 7 of 7